UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

etrials Worldwide, Inc.
(Name of Issuer)

Common Stock, $.0001 Par Value
(Title of Class of Securities)

29786P 10 3
(CUSIP Number)

James F. Verdonik, Esq.
Ward and Smith, P.A.
Wade II, 5430 Wade Park Boulevard
Raleigh, North Carolina  27636
252 277-9100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29786P 10 3	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Robert M. Brill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,744 shares (includes all shares beneficially owned by each member of the Group)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 29786P 10 3	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newlight Associates II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,744 shares (includes all shares beneficially owned by each member of the Group)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 29786P 10 3	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newlight Associates II (BVI), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,744 shares (includes all shares beneficially owned by each member of the Group)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 29786P 10 3	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newlight Partners II-E, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,744 shares (includes all shares beneficially owned by each member of the Group)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 29786P 10 3	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newlight Partners II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,744 shares (includes all shares beneficially owned by each member of the Group)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 29786P 10 3	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newlight Associates II-E, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,744 shares (includes all shares beneficially owned by each member of the Group)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 29786P 10 3	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newlight Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,077,744 shares (shared solely with other members of the Group and includes all shares beneficially owned by each member of the Group)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,744 shares (includes all shares beneficially owned by each member of the Group)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

The purpose of this Amendment Number 1 is to update a Schedule 13D dated February 20, 2006 filed by members of the Newlight Group (as defined below) with the SEC on February 21, 2006 (the "Initial Schedule 13D").  This Amendment No. 1:  (i) reports market purchases of an aggregate of 88,800 shares of Common Stock of the Issuer by certain members of the Newlight Group that occurred on September 10, 2008 and September 11, 2008.  This Amendment, (ii) reflects the expiration of certain Warrants to purchase 526,005 shares of Common Stock of the Issuer ("Warrants") owned by certain members of the Newlight Group, which Warrants expired on February 11, 2008 without being exercised, (iii) reflects the cancellation on February 19, 2008 of 160,229 shares of Common Stock of the Issuer ("Trigger Shares") owned by certain members of the Newlight Group, which Trigger Shares had been issued in the  Merger (as defined below) and (iv) reflects the expiration or complete implementation of certain agreements which had previously been reported as exceptions to the statements made in Item 4.

ITEM 1.    SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of etrials Worldwide, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 4000 Aerial Center Parkway, Morrisville, North Carolina 27560.

ITEM 2.    IDENTITY AND BACKGROUND.

This Statement is being filed on behalf of the members of the “Newlight Group,” each of whose members are described below:

(1)     Newlight Associates II, LP, a limited partnership organized in Delaware (“Newlight II”).

(2)     Newlight Partners II, LLC, a limited liability company organized in Delaware (the “Newlight II General Partner”), which is the general partner of Newlight II.

(3)     Newlight Associates II (BVI), LP, a limited partnership organized in the British Virgin Islands (“Newlight II BVI”).

(4)     Newlight Partners II, Ltd, an International Business Company organized in the British Virgin Islands (the “Newlight II BVI General Partner”), which is the general partner of Newlight II BVI.

(5)     Newlight Associates II - E, LP, a limited partnership organized in Delaware (“Newlight II-E”).

(6)     Newlight Partners II - E, LLC, a limited liability company organized in Delaware (the “Newlight II - E General Partner”), which is the general partner of Newlight Associates II - E.

(7)     Robert Brill, a General Partner of the Newlight II General Partner, a General Partner of the Newlight II BVI General Partner and a General Partner of Newlight II - E General Partner. Robert Raucci, a General Partner of the Newlight II General Partner, a General Partner of the Newlight II BVI General Partner and a General Partner of the Newlight II - E General Partner shares voting and dispositive power with Robert Brill.

The business address of each member of the Newlight Group is 500 North Broadway (Suite 144), Jericho, New York 11753.  Robert Brill has been a member of the Board of Directors of the Issuer since February 9, 2006.

During the past five years, no member of the Newlight Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, no member of the Newlight Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each natural person in the Newlight Group is a citizen of the United States and each entity in the Newlight Group is organized in the jurisdictions set forth above.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Shares are reported herein in reverse chronological order of the dates of their acquisition.

Newlight II acquired 68,376 shares of the Issuer in market purchases during September for $75,564.79 from its working capital.

Newlight II BVI acquired 20,424 shares of the Issuer in market purchases during September 2008 for $22,707.21 from its working capital.

Newlight II acquired 66,139 shares of the Issuer in market purchases during December 2005 and January 2006 for $361,676 from its working capital. In addition, stock option grants to Robert Brill for 34,178 shares (of which all were exercisable at or within 60 days after October 1, 2008) of the Issuer that were assumed by the Issuer in connection with the Merger after option grants were made by the Issuer’s subsidiary for his service as a Director are held by Mr. Brill for the benefit of Newlight II.

Newlight II BVI acquired 23,220 shares of the Issuer in market purchases during December 2005 and January 2006 for $127,023 from its working capital. In addition, stock option grants to Robert Brill for 11,999 shares (of which 11,399 were exercisable at or within 60 days after October 1, 2008) of the Issuer that were assumed by the Issuer in connection with the Merger after option grants were made by the Issuer’s subsidiary for his service as a Director are held by Mr. Brill for the benefit of Newlight II BVI.

Newlight II - E acquired 10,641 shares of the Issuer in market purchases during December 2005 and January 2006 for $58,249 from its working capital. In addition, stock option grants to Robert Brill for 5,498 shares (of which 5,223 were exercisable at or within 60 days after October 1, 2008) of the Issuer that were assumed by the Issuer in connection with the Merger after option grants were made by the Issuer’s subsidiary for his service as a Director are held by Mr. Brill for the benefit of Newlight II - E.

The remaining shares of the Issuer held by members of the Newlight Group were received by Newlight II, Newlight BVI and Newlight II - E as a result of a merger on February 9, 2006 in which the Issuer acquired all the stock of etrials Worldwide, Inc. (renamed etrials, Inc. after the Merger and referred to as “Subsidiary”) and in which the Issuer subsequently changed its name to etrials Worldwide, Inc. They acquired the securities of the Subsidiary prior to the merger from their working capital as follows:

Name	Price paid to Subsidiary	Number of Shares	Number of Warrants, which expired on February 8, 2008 without being exercised
Newlight II	$1,325,445	620,117 shares	Warrants for 347,900 shares
Newlight II BVI	$465,329	217,706 shares	Warrants for 122,138 shares
Newlight II-E	$213,226	99,759 shares	Warrants for 55,967 shares

ITEM 4.    PURPOSE OF TRANSACTION

Each member of the Newlight Group acquired the securities referred to above in Item 3 for investment purposes.

Each member of the Newlight Group may acquire additional securities from time to time in the open market or in private transactions.

At the date of this Statement, except as set forth in this Statement, and consistent with Robert Brill’s position as a member of the Board of Directors of the Issuer, none of the members of the Newlight Group has any plans or proposals which would result in:

(a)     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)     Any material change in the present capitalization or dividend policy of the Issuer;

(f)     Any other material change in the Issuer's business or corporate structure;

(g)     Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those actions enumerated above.

 Provisions of agreements that the Newlight Group previously reported as exceptions to the foregoing statements are no longer in effect, having either expired or been fully implemented.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

At October 1, 2008 the members of the Newlight Group beneficially owned an aggregate of 1,077,744 shares of Common Stock of the Issuer, which constitutes approximately 9.78% of the Issuer's outstanding shares of Common Stock (based upon 11,017,879 shares of Common Stock outstanding as of June 30, 2008 as set forth in the Issuer's Quarterly Report on Form 10-QSB filed on August 14, 2008 and considering stock options of members of the Newlight Group to be outstanding but not considering stock options of persons who are not members of the Newlight Group to be outstanding. The beneficially-owned shares of members of the Newlight Group consist of issued and outstanding shares of Common Stock of the Issuer, outstanding stock options as listed below.

The number of shares beneficially owned by each member of the Newlight Group include the following:

Name	Shares of Common Stock	Shares Issuable Upon Exercise of Options at and within 60 days after October 1, 2008	Totals
Newlight II	665,191	57,271	722,462
Newlight II BVI	229,950	20,106	250,056
Newlight II-E	96,012	9,214	105,226
Totals	991,153	86,591	1,077,744

In addition, 15,084 shares are subject to stock options of members of the Newlight Group, which are not exercisable within 60 days after October 1, 2008 and which are not deemed to be beneficially-owned by the Newlight Group on October 1, 2008.

The Newlight II General Partner beneficially owns all the shares beneficially owned by Newlight II.

The Newlight II BVI General Partner beneficially owns all the shares beneficially owned by Newlight II BVI.

The Newlight II-E General Partner beneficially owns all the shares beneficially owned by Newlight II-E.

Robert Brill, a General Partner of the Newlight II General Partners, the Newlight II BVI General Partner and the Newlight II-E General Partner, beneficially owns all the shares beneficially owned by any of the foregoing entities. Robert Raucci, a General Partner of the Newlight II General Partners, the Newlight II BVI General Partner and the Newlight II-E General Partner, shares voting and dispositive powers with Robert Brill and so shares beneficial ownership of all the shares beneficially owned by any of the foregoing entities.

During the past 60 days, each member of the Newlight Group effected the purchases in September 2008 as described in Item 3 above.

Certain Warrants to purchase 526,005 shares of Common Stock of the Issuer ("Warrants") owned by certain members of the Newlight Group expired on February 11, 2008 without being exercised.  On February 19, 2008 160,229 shares of Common Stock of the Issuer ("Trigger Shares") owned by certain members of the Newlight Group, were cancelled pursuant to the terms of the Merger.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1.     Merger Agreement, dated as of August 22, 2005, by and among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.1 of the Issuer's Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

2.     Amendment to Agreement and Plan of Merger, dated as of October 31, 2005, among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.10 of the Issuer's Amendment No. 1 to Current Report on Form 8-K dated October 31, 2005 and filed with the SEC on November 3, 2005).

3.     Amendment No. 2 to Agreement and Plan of Merger, dated as of October 31, 2005, among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.12 of the Issuer's Amendment No. 2 to Current Report on Form 8-K dated December 5, 2005 and filed with the SEC on December 8, 2005).

4.     Voting Agreement, dated as of August 22, 2005, among the Issuer, certain stockholders of etrials Worldwide, Inc. and certain stockholders of the Issuer (incorporated by reference from Exhibit 10.2 of the Issuer's Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

5.     Joint Filing Agreement dated as of September 26, 2008 among Robert Brill, Newlight Associates II, LP, Newlight Associates, II (BVI), LP, Newlight Associates II-E, LP, Newlight Partners II, LP, Newlight Partners II (BVI), LP, and Newlight Partners II-E, LP.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2008

By Robert M. Brill

Name:   /s/ Robert Brill
Robert Brill, Individually

Newlight Associates II, LP
By: Newlight Partners II, LLC, General Partner

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

Newlight Associates II (BVI), LP
By: Newlight Partners II, Ltd., General Partner

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

Newlight Associates II-E, LP
BY: Newlight Partners II-E, LLC, General Partner

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

By: Newlight Partners II, LLC

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

By: Newlight Partners II Ltd.

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

By: Newlight Partners II-E, LLC

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

EXHIBIT 5
JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) on behalf of each such person.

Dated: September 26, 2008.

/s/ Robert Brill
Robert Brill, Individually

Newlight Associates II, LP
By: Newlight Partners II, LLC, General Partner

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

Newlight Associates II (BVI), LP
By: Newlight Partners II, Ltd., General Partner

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

Newlight Associates II-E, LP
BY: Newlight Partners II-E, LLC, General Partner

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

By: Newlight Partners II, LLC

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

By: Newlight Partners II Ltd.

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner

By: Newlight Partners II-E, LLC

By:  /s/ Robert Brill
Name: Robert Brill
Title: General Partner